Exhibit 1
                                                                       ---------


FOR IMMEDIATE RELEASE                                               20 June 2007


                              WPP GROUP PLC ("WPP")

   Grey Group acquires leading marketing services agency, Star Echo, in
                                     China


WPP announces that its wholly-owned operating company Grey Group has acquired, subject to regulatory approval, a 51% stake in Star Echo, a leading marketing services agency in China.

Founded in 2000, Star Echo employs 318 people and has offices in Beijing, Guangzhou and Shanghai. Clients include P&G, Amway China, Perfect China, Dongfeng Nissan and Warner Brothers.

Star Echo's unaudited revenues for the year ended 31 December 2006 were RMB 37.2 million, with gross assets at the same date of RMB 46.9 million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.

Contact:
Feona McEwan, WPP                                        T. +44 (0)20 7408 2204
www.wpp.com
-----------